Marlo's™

BAKE SHOP



EXECUTIVE SUMMARY

Marlo's bake shop

WHO WE ARE & WHAT WE DO:

NON GMO Project VERIFIED nongmoproject.org

WOMEN-OWNED COMPANY



OUR TEAM:

LinkedIn

Annie's HOMEGROWN

TRADITIONAL MEDICINALS SINCE 1974 wellness teas



SieckGrowth

WHOLE FOODS MARKET



CATEGORY OPPORTUNITY

Marlo's bake shop

COOKIES ARE PRESENT IN 3.4 OUT OF 5 AMERICAN HOUSEHOLDS*



THEY REPRESENT AN $8.3B MARKET IN THE US

…AND THE SPECIALTY COOKIE MARKET IS PROJECTED TO GROW AT 6% COMPOUNDED ANNUALLY THROUGH 2021**

SOURCES: *Mintel International , 2016; **Technavio, Nielsen, Euromonitor, Kurt Salmon Analysis



ADDRESSABLE U.S. MARKET

OVERALL COOKIE MARKET BY SEGMENT



Specialty
Non-Specialty Premium
Non-Specialty Basic
$7,942
$487
$1,325
$6,131
2014
$8,075
$532
$1,358
$6,184
2015
$8,192
$567
$1,400
$6,226
2016E
$8,310
$598
$1,447
$6,265
2017P
$8,429
$632
$1,493
$6,304
2018P
$8,549
$669
$1,537
$6,343
2019P
$8,672
$710
$1,580
$6,382
2020P
$8,796
$755
$1,619
$6,421
2021P
Our Opportunity
Non-addressable market

Source: Technavio, Nielsen, Euromonitor, Kurt Salmon Analysis



OUR WHOLESOME INDULGENCES: TREAT YOURSELF

Marlo's bake shop

SOFT-BAKED BISCOTTI	HEIRLOOM COOKIES	CRISPY COOKIE BITES
		
18 SKUs	4 SKUs	To Be Released: 8 SKUs

Marlo's
Soft-Baked
BISCOTTI
THE ORIGINAL

Marlo's
Sweet Heat
DOUBLE CHOCOLATE CHIP COOKIES
NET WT. 5 OZ (141g)
MADE WITH ORGANIC INGREDIENTS

Crispy Cookie Bites

*ALL PRODUCTS AVAILABLE IN SINGLE SERVING FORMATS



OUR CONSUMERS



- ✓ GRAZING & SNACKING
- ✓ SHOP ONLINE
- ✓ SEEK ‘CLEAN’ INGREDIENTS & UNIQUE FLAVORS

HOW WE REACH THEM:



CHOCOLATE CHIP BROWNIE
BANANA BREAD
BROWN SUGAR COFFEE CAKE

NON GMO Project VERIFIED nongmoproject.org

- ✓ WANT WHOLESOME INDULGENCE
- ✓ MULTIPLE EATING OCCASIONS DAILY

HOW WE REACH THEM:



SAVE $2 NOW!
Buy Any 2 Packages & Get $2 Off
Premium, Wholesome Soft-Baked Biscotti
Marlo's

WOMEN-OWNED COMPANY





CURRENT RETAIL DISTRIBUTION

Marlo's bake shop

amazon.com

facebook

meijer

ROUSES MARKETS

COST PLUS WORLD MARKET



Marlo's
BAKE SHOP

unfi DRIVEN BY NATURE

~1,100 POINTS OF DISTRIBUTION

KeHE Solutions



CUSTOMER PIPELINE & DISTRIBUTION FORECAST

Marlo's bake shop

2018 PLACEMENTS

Ralphs

ROSAUERS SUPERMARKETS

meijer

H1 2018

PRODUCTS PRESENTED

WHOLE FOODS MARKET

SPROUTS FARMERS MARKET

Kroger

H2 2018

BUYERS ENGAGED

amazon.eu

STARBUCKS COFFEE

COSTCO WHOLESALE

Albertsons

Ahold Delhaize

Sam's CLUB

2019 & BEYOND



COMPETITIVE LANDSCAPE

Marlo's bake shop

a	NON-GMO PROECT VERIFIED	WOMEN-OWNED BUSINESS	"CLEAN" INGREDIENT LISTS	GRAB 'N' GO OFFERINGS	COMPELLING ORIGIN STORY
Marlo's BAKE SHOP	X	X	X	X	X
OREO				X	
Keebler				X	



OUR TEAM



CEO / Founder
Marlo Giudice



VP of Sales
Jeff Canner



Marketing & Operations Admin
Olivia Hoedt

BOARD OF ADVISERS



Blair Kellison
Traditional Medicinals



Deborah Luster
Annie's Homegrown



Swapna Kodali-Ranade
Operations Consultant



Greg Sieck
SieckGrowth



CAPITAL ALLOCATION

Marlo's bake shop

INITIATIVE	RESOURCES REQUIRED
New Products	$118,000 - 36%
R&D	$6,000
Packaging Design	$10,000
Inventory	$90,000
Printing Plates & Dies	$12,000
Sales & Marketing	$207,000 - 64%
Online Media Manager	$77,000
Product Promotion	$80,000
Tradeshows	$50,000
TOTAL:	$250,000



APPENDIX



CAPITALIZATION TABLE- DETAIL

Marlo's bake shop

Source	Amount Raised
Self-Funded, 2012-2017	$60,000
Kickstarter, 2013	$15,500
Convertible Notes, Friends & Family, 2014-2016	$88,000
Loans	
HFLA, 0% Interest- 2015	$50,000
Kiva Zip, 0% Interest- 2015	$10,000
JFCS, 4.25% Interest- 2018	$40,000
CircleUp, 2017	$6[illegible]

Certified Diverse Supplier as a Women-Owned Business

WOMEN-OWNED • COMPANY •

